SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - 2012 1st Quarter Results

NEWS RELEASE
                                                                                                                                                      PRUDENTIAL PLC
                                                                                                                                                      GROUP COMMUNICATIONS
                                                                                                                                                      12 ARTHUR STREET
                                                                                                                                                      LONDON EC4R 9AQ
                                                                                                                                                      TEL 020 7220 7588
                                                                                                                                                      FAX 020 7548 3725
                                                                                                                                                      www.prudential.co.uk

9 May 2012

PRUDENTIAL PLC FIRST QUARTER 2012 INTERIM MANAGEMENT STATEMENT

* STRONG START TO 2012 WITH CONTINUED PROFITABLE GROWTH

* ASIA NEW BUSINESS PROFIT UP 22 PER CENT TO £260 MILLION

* US MAINTAINED FOCUS ON VALUE WITH NEW BUSINESS PROFIT OF £214 MILLION

* UK NEW BUSINESS PROFIT OF £62 MILLION, IN LINE WITH VALUE OVER VOLUME STRATEGY

* HIGHER TOTAL ASSET MANAGEMENT NET INFLOWS3, AT £2.1 BILLION

* STRONG BALANCE SHEET WITH IGD SURPLUS ESTIMATED AT £3.8 BILLION4

	Q1 2012	Q1 2011	% CHANGE
GROUP INSURANCE1,2
NEW BUSINESS PROFIT	£536M	£498M	8%
MARGIN - APE %	56%	56%	-

GROUP APE SALES	£964M	£888M	9%

INVESTMENT NET FLOWS3	£2,116M	£1,891M	12%

Tidjane Thiam, Group Chief Executive, said:

"We have made a strong start to 2012.  Using our primary measure of growth, new business profit, the first quarter of 2012 is our eleventh consecutive quarter of year-on-year growth.

"In Asia, new business profit increased by more than 20 per cent.  Our multi-channel platform is a core component of our strategy in the region.  In bancassurance, new business profit grew 40 per cent in the quarter thanks to the success of our partnerships across the region, highlighting the long-term potential of this channel.  In parallel, our agency distribution continues to deliver a strong performance with agency new business profit up 17 per cent in the quarter.

"In the US, Jackson delivered new business profit of £214 million in the first quarter, slightly lower than the same quarter of last year.  We have continued to manage proactively the balance between growth, capital and profitability.  The combination of our prudent approach to pricing and our reputation as a high-quality and reliable business partner means that we have been able to continue writing variable annuity business at attractive internal rates of return in the quarter.

 "In the UK we delivered new business profit of £62 million in the first quarter.  We continue to focus on the products where we have a competitive advantage, namely individual annuities and with-profits.  Both of these product lines delivered healthy increases in the quarter, particularly with-profits which is benefiting from customer demand in the current low interest rate environment.

"Asset management has recorded net inflows of £2,116 million, a 12 per cent increase over last year, led by M&G.  M&G's fund managers continue to deliver strong investment performance for our clients and our broad product offering across asset classes positions us well for ongoing success.  Our Asian asset management business, Eastspring Investments has also had a positive quarter with particular success in Japan and India.

"Our balance sheet and capital position continue to be strong with our estimated IGD surplus at the end of the first quarter at £3.8 billion after deducting the 2011 final dividend.  This compares to £4.0 billion at 31 December 2011, stated before deducting the 2011 final dividend of £0.4 billion.

"There remain significant uncertainties in the global economy and the effects of the 2008-2009 crisis are still present in different forms whether public deficits or continued deleveraging in the financial sector.  However, the economy in the US has shown signs of improvement and Asia has been more resilient than expected.  With our limited exposure to the countries of the eurozone, our leading presence in Asia and our strong businesses in the US and in the UK we are well positioned and this is demonstrated clearly by these first quarter new business results.

"Overall, the positive momentum we reported at the full year has continued in the first quarter of 2012 led by Asia.  The region, where we are focused on the economies of South-East Asia, continues to offer Prudential a significant opportunity for long-term profitable growth.  Our market-leading positions in many of the fastest-growing markets, our attractive product mix and our powerful multi-channel distribution platform put us in a good position to continue to capitalise on these opportunities.

"We remain on-track to achieve our 2013 'Growth and Cash' financial objectives and, despite significant ongoing macro-economic uncertainty, we look forward to the rest of the year with confidence."

1
Unless otherwise stated all growth rates are on a sterling basis. Growth rates on constant currency are presented on schedule 1B of the Interim Management Statement
2
The assumptions used to calculate new business profit are presented in schedule 5 to the Interim Management Statement
3
Investment inflows excluding Eastspring Money Market Funds
4
Represents estimated IGD surplus after deducting the final 2011 dividend of £0.4 billion

1. Q1 2012 Business Unit financial highlights

New Business Profit5	Q1 2012	Q1 2011	% change on Q1 2011
Asia	£260m	£213m	22%
US	£214m	£220m	(3)%
UK	£62m	£65m	(5)%
Total Group Insurance	£536m	£498m	8%

Sales - APE	Q1 2012	Q1 2011	% change on Q1 2011
Asia	£443m	£367m	21%
US	£332m	£322m	3%
UK	£189m	£199m	(5)%
Total Group Insurance	£964m	£888m	9%

Margin - APE %	Q1 2012	Q1 2011	+/- pts change on Q1 2011
Asia	59%	58%	+1pts
US	64%	68%	-4pts
UK	33%	33%	0pts
Total Group Insurance	56%	56%	0pts

Investment Flows	Q1 2012	Q1 2011	% change on Q1 2011 7
Gross inflows
M&G	£7,009m	£6,919m	1%
Eastspring Investments6	£2,174m	£2,267m	(4) %
Total Group	£9,183m	£9,186m	0%

Net inflows
M&G	£1,767m	£1,677m	5%
Eastspring Investments6	£349m	£214m	63%
Total Group	£2,116m	£1,891m	12%

Funds Under Management8
M&G	£202.9bn	£199.6bn	2%
Eastspring Investments	£53.4bn	£51.7bn	3%

5
The assumptions used to calculate new business profit are presented in schedule 5 to the Interim Management Statement
6
Gross and net investment inflows excluding Eastspring Money Market Funds
7
Percentages based on unrounded numbers
8
Funds under management includes all external and internal funds

1.1 Asia Insurance operations

Asia
	Q1 2012	Q1 2011	% change on Q1 2011
Sales - APE	£443m	£367m	21%
New Business Profit	£260m	£213m	22%
Total Margin - APE %	59%	58%	+1pt

Asian economies continue to grow and their medium to long-term prospects remain positive.  A number of factors contribute to making many markets in the region - particularly in South-East Asia - attractive: large, relatively young populations, a growing middle class with significant and rising savings and health and protection needs with limited social welfare systems.  Prudential, with its multi-channel distribution and emphasis on long-term savings as well as protection products, is well placed to meet customers' needs in its chosen markets.

Our geographic diversification remains a key strength, allowing us to deliver continued, profitable growth from the region. Prudential's growth momentum has continued into 2012 with first quarter new business profit of
£260 million increasing by 22 per cent over the same quarter last year.  This marks the eleventh consecutive quarter of year on year new business profit growth.  Indonesia, Hong Kong, Singapore and Malaysia continue to account for the majority of Prudential Asia's new business profit and sales, with a combined increase in both new business profit and APE of 24 per cent.  We have also made good progress in Taiwan, the Philippines and Thailand, where our businesses are growing strongly.

Prudential's multi-channel distribution strategy continues to deliver significant returns. In both the agency and the bank channel, we follow a strategy that focuses on value as measured by the growth in new business profit.  Our bancassurance partnerships have produced particularly strong results across a number of markets with new business profit up 40 per cent.  Agency also continues to perform well with an increased sales force in many countries and improving product mix, leading to higher margins with new business profit growth of 17 per cent, consistent with our focus on value ahead of volume.

New business profit margins have increased slightly over the prior year to 59 per cent with the positive impact of economic assumption changes and product mix moderated by a higher proportion of sales through the bancassurance channel.  The proportion of regular premium business has increased to 93 per cent of first quarter sales.  Unit-linked, health and protection and par business represented 29 per cent, 30 per cent and 35 per cent of APE respectively (compared to 34 per cent, 29 per cent and 33 per cent in the first quarter of 2011).

China
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£17m	£18m	(6)%

The life insurance market in China remains challenging primarily due to regulatory changes in the bank channel.  Reflecting this, our new business volumes were down for the first quarter of 2012 at £17 million.  The overall reduction is driven primarily by a 9 per cent decline in sales through the bancassurance channel, where activity has also been impacted by recent changes in regulations including prohibiting sales by non-bank staff.  Agency sales remain robust, supported by a higher number of agents compared to last year.  With our 50 per cent share in the CITIC-Prudential joint venture we continue to rank as one of the leading foreign-owned players in the market and we remain well-placed to benefit from the attractive long term growth opportunities of this market.

Hong Kong
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£85m	£77m	10%

Hong Kong delivered a strong first quarter, with APE higher by 10 per cent to £85 million.  Prudential remains the only leading player in Hong Kong to have a material presence in both agency and bank distribution channels.

Sales growth in the first quarter was led by the bancassurance channel, where APE grew by 28 per cent, reflecting the strength of our distribution relationship with Standard Chartered Bank.  Our agency business sustained its contribution to sales and profits with average agent numbers growing to over 5,300 since the start of 2011.

India
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£35m	£31m	13%

In India, we continue to make progress in rebuilding the business following the regulatory changes introduced in late 2010 which impacted the whole market.  ICICI-Prudential retains its position as a private sector leader and has refocused its operations on regular premium savings and protection products.

Against this backdrop, sales on a local currency basis increased by 23 per cent.  Encouragingly, regular premium local currency sales increased by 57 per cent to £32 million, the highest quarter since the regulatory changes were introduced.  The bank channel has played a significant role in the improvement in new business volumes.

Indonesia
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£97m	£74m	31%

Indonesia is one of Asia's largest and fastest growing economies and Prudential continues to be a clear leader in the Indonesian life insurance market.  We have had a strong start to 2012, producing a record first quarter performance with sales 31 per cent higher at £97 million.

Growth in Indonesia is underpinned by the ongoing and rigorously managed expansion of our agent sales force.  Our recruiting, training and licensing processes continue to be effective and have driven a 23 per cent increase in average active manpower and higher levels of productivity.  We continue to see excellent opportunities for further growth from the agency channel throughout 2012 and beyond.

Agency remains the dominant distribution channel in Indonesia and our bank partnerships are also making good progress, with APE up 223 per cent, although from a much lower base than our agency business.

Korea
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£21m	£28m	(25)%

Our business in Korea has been extensively restructured to concentrate on high-quality proprietary distribution and regular premium unit-linked business.  We have chosen not to compete in the more capital-intensive market for guaranteed return products.  During the first quarter of 2012 volumes have suffered from the ongoing impact of equity market volatility in the second half of 2011, with lower sales through the bank channel in particular.  Agency production has proved more resilient and APE has remained in line with the prior year.

Malaysia
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£45m	£44m	2%

Malaysia delivered a strong increase in new business profits while sales growth was lower at 2 per cent. Average case sizes have declined as we increase our penetration of the Bumi sector and as we drive the product mix to optimise new business profitability.

Although still small relative to agency, bank sales have been encouraging through our partners UOB and Standard Chartered Bank and APE has increased by 142 per cent over the prior year.

Singapore
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£72m	£47m	53%

Singapore had an outstanding first quarter with new business APE sales of £72 million up 53 per cent.  Bancassurance sales have doubled over the prior year with all partners maintaining the strong momentum of 2011, including continued strong performance from Standard Chartered Bank, UOB, SingPost and Maybank.  The bancassurance channel now accounts for over 50 per cent of our new business sales in Singapore.  Our agency channel also continues to grow, with sales up by 12 per cent, principally driven by improvements in agent productivity.

Taiwan
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£43m	£29m	48%

Taiwan is now successfully focused on bank distribution principally with partners E.Sun and Standard Chartered Bank. We had an excellent first quarter with both of our partners performing strongly, selling mainly regular premium par products.

Others - Philippines, Thailand and Vietnam
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£28m	£19m	47%

Prudential's other operations comprise the Philippines, Thailand and Vietnam with new business APE sales increasing by 47 per cent in the first quarter of 2012.  In both the Philippines and Thailand we achieved record first quarter levels of sales with strong growth in both agency and bank channels. Thailand in particular had an outstanding first quarter with APE double that of the first quarter of 2011 and although our business is still relatively small, we believe it has now entered the top 10 in terms of new business market share for the first time.

1.2 US operations

Insurance operations

US	Q1 2012	Q1 2011	% change on Q1 2011
Sales - APE	£332m	£322m	3%
New Business Profit	£214m	£220m	(3)%
Margin - APE %	64%	68%	-4pts

Jackson remains focused on balancing value, capital efficiency, balance sheet strength and strict pricing discipline for both variable and fixed annuities.  Our financial stability and innovative products continue to enhance our reputation as a high-quality and reliable business partner, as advisers recognise the benefits of working with Jackson.

Jackson delivered APE retail sales of £324 million in the first quarter of 2012, compared to £322 million during the same period in 2011.  In addition, with the modest institutional sales in the first quarter of 2012, total APE sales were £332 million, up 3 per cent over the same period in 2011.  Jackson has achieved these sales levels while maintaining its pricing discipline, as it has continued to write new business at aggregate internal rates of return in excess of 20 per cent.

New business profits were £214 million in the first quarter of 2012, slightly lower than the same period in 2011. The new business margin in the first quarter of 2012 of 64 per cent was in line with that achieved in the full year 2011.  The reduction in the overall margin relative to the first quarter of 2011, reflects the impact of the lower interest rate environment that has prevailed since the second half of that year. Variable annuity margin remains attractive at 70 per cent (full year 2011: 69 per cent; first quarter 2011: 73 per cent) as the pricing changes introduced last year continue to mitigate the impact of lower interest rates.

Total retail annuity net inflows of £1.9 billion for the first quarter of 2012 are also in line with last year. Jackson remained the third largest seller of individual annuities in 2011, with a market share of 8.2 per cent9.

The US equity markets rose 12 per cent and market volatility declined significantly during the first quarter of 2012.  Interest rates rose slightly in the first quarter of 2012 and AA corporate spreads declined from year end 2011 levels.
  Jackson manages equity and interest rate exposure on an aggregate basis in order to ensure that total economic risk is hedged effectively within established policy limits.  Jackson's hedging programme continues to perform well, mitigating the impact of significant macroeconomic challenges and supporting our capital position on both an economic and regulatory basis.  Our approach to pricing and hedging has been and remains to always adopt a conservative stance. This positions us to outperform our peers during periods of market dislocation.

Variable annuity
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£279m	£284m	(2)%

Variable annuity
APE sales of £279 million in the first quarter of 2012 were slightly lower than the same period in 2011 due to changes made to our product offerings, shifts in the competitive environment and market conditions.  In 2011, Jackson implemented various product initiatives to optimise the balance between growth, capital and profitability.  In March 2012, Jackson introduced its new variable annuity product, Elite Access, which has no guaranteed benefits and provides tax efficient access to alternative investments.  This new product has received a positive early reaction from distributors and we look forward to rolling it out across the business over the remainder of the year.  Our access to distribution and the quality of our relationship with advisers are key components of our strategy.  In 2011, Jackson ranked first among variable annuity providers for adviser loyalty10 and earned the top ranking for both external and internal wholesaler support10.

Fixed index annuity
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£25m	£20m	25%

Fixed index annuity
  APE sales of £25 million in the first quarter of 2012 increased 25 per cent from the same period of 2011. Jackson ranked 8th in sales of fixed index annuities in 2011, with a market share of 4.6 per cent, down from 6th and a market share of 5.2 per cent for the full year 201011.

Fixed annuity
	Q1 2012	Q1 2011	% change on Q1 2011
APE	£16m	£13m	23%

Jackson's strategy of proactively managing fixed annuity volumes resulted in APE sales of £16 million in the first quarter of 2012, 23 per cent higher than the same period in 2011.  Jackson ranked 13th in sales of traditional deferred fixed annuities in 2011, with a market share of 2.1 per cent, compared to 8th and a market share of 3.4 per cent for the full year 201012.

Asset management operations

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, had total assets under management of £5.1 billion at the end of March 2012 compared with £4.7 billion at the end of 2011.  Curian generated record deposits of £454 million in the first quarter of 2012, up 15 per cent compared to the same period in 2011 and up 22 per cent over the fourth quarter of 2011.

9
Source: LIMRA
10
  Source: Cogent Research Advisor BrandscapeTM 2011. Rankings based upon an online survey of a representative cross section of 1,643 registered financial advisers conducted between April 15 and May 9, 2011.

11
Source: Annuity Specs
12
Source: LIMRA

1.3 UK insurance operations

UK
	Q1 2012	Q1 2011	% change on Q1 2011
Sales - APE	£189m	£199m	(5)%
New Business Profit	£62m	£65m	(5)%
Margin - APE %	33%	33%	0pts

Prudential competes selectively in the UK's retirement savings and income markets with a clear focus on writing profitable new business combined with sustainable cash generation and capital preservation, rather than pursuing top-line sales growth.  In the first quarter of 2012, Prudential UK has sustained its new business profitability, despite the competitive conditions that prevail in the UK marketplace.

Total APE sales of £189 million were 5 per cent lower than the first quarter of 2011, principally due to lower sales of corporate pensions which were partly offset by higher sales of with-profits bonds and individual annuities.  The new business margin of 33 per cent in the first quarter of 2012 was unchanged on the same period last year.  The negative impact on product margins of economic assumption changes driven by the low interest rate environment was offset by a more favourable business mix, with lower sales of corporate pensions and higher sales of individual annuities and with-profits bonds (which have a higher margin).

APE sales of individual annuities of £48 million were 14 per cent higher than for the first quarter of 2011.  APE sales from internal vestings of £31 million, were 15 per cent higher than in 2011, due to a combination of an increase in the number of customers retiring and higher average fund values.  Sales of external annuities of APE £17 million were also 13 per cent higher compared to the same period last year, mainly due to an increase in with-profits sales through intermediaries.

APE sales of onshore bonds of £55 million were 28 per cent up on the first quarter of 2011, including with-profits bonds APE sales of £52 million which increased by 40 per cent.  Our PruFund range of funds made up 77 per cent of with-profits bond sales, driven by continued customer demand for products offering smoothed investment returns and optional capital guarantees.  Against the first quarter of 2011, PruFund sales were 47 per cent higher reflecting the popularity of the reintroduced PruFund Protected Growth Fund and the additional range of guarantees added to both the Growth and Cautious funds in June 2011.

Corporate pensions APE sales of £49 million were 37 per cent lower than the same period last year. Sales in the first quarter of 2011 were particularly high due to new defined contribution members joining our schemes following closure of a number of defined benefit schemes operated by existing clients. Prudential UK continues to focus on retaining and developing existing schemes, securing new members and incremental business.Prudential UK remains the largest provider of Additional Voluntary Contribution plans within the public sector where we now provide schemes for 68 of the 99 public sector authorities in the UK.

APE sales of other products, principally individual pensions, PruProtect, PruHealth and offshore bonds, of £37 million were 3 per cent up on the first quarter of 2011.

1.4 M&G

Investment Flows
	Q1 2012	Q1 2011	% change on Q1 2011
Net inflows
Retail business	£2,398m	£1,310m	83%
Institutional business	£(631)m	£367m	(272)%
Total	£1,767m	£1,677m	5%

Gross inflows total	£7,009m	£6,919m	1%

Funds under management total	£202.9bn	£199.6bn	2%
External funds under management	£93.3bn	£91.4bn	2%

M&G's focus on investment performance, combined with a well diversified business mix and established distribution capabilities, has helped it to make a strong start to 2012 in terms of both sales performance and growth in funds under management. Total first quarter net inflows across M&G were £1.8 billion.  This represents an increase of 5 per cent on the same period for the previous year.

This strong performance was led by M&G's retail business.  Net retail sales for the quarter totalled £2.4 billion, an 83 per cent increase on the same period in the previous year.  This sales performance reflects M&G's strength in depth across all the principal asset classes and also reflects a rebound in equity markets and an improvement in investor sentiment since the start of the year with the FTSE All Share Index rising 5 per cent over the first quarter of 2012.

In M&G's core UK market, retail business gross inflows in the first quarter were £3.3 billion, which is 12 per cent higher than the same quarter in 2011.  Net inflows were over £1.4 billion. As at 31 March 2012, M&G has been number one for both gross and net retail fund sales for a record 14 consecutive quarters.13

M&G is also continuing to expand its distribution in mainland Europe, where at over £1.5 billion, total net inflows exceeded those of the core UK market.  M&G managed retail funds under management sold outside of the UK stood at £10.4 billion at the end of March 2012 (31 December 2011: £8.2 billion), equivalent to 22 per cent of the total external retail funds managed by M&G.

Underpinning the success of M&G's retail funds is the strength of our investment performance coupled with the diversified nature of the business by asset class, by distribution channel and by country.  Over the three years to 31 March 2012, 25 retail funds representing approximately 75 per cent of M&G managed retail funds under management, delivered first and second quartile investment performance.

The £3.0 billion of net retail inflows in UK and Europe were partially offset by a £0.6 billion net outflow from funds managed by M&G's associate entity in South Africa.  These redemptions were entirely from the Prudential Dividend Income Fund which was closed on 31 March 2012 ahead of the implementation of new tax legislation on 1 April 2012 which would have had a materially adverse impact on the treatment of the distributions made by the fund to the fund's investors.  Fund flows into other retail funds of the South African business have been positive.

13
Source: Fundscape (Q1 issue, May 2012). The Pridham Report. Fundscape LLP

As expected, the Institutional Business saw net outflows over the first quarter, as a number of structured debt products reached maturity and one segregated fund client withdrew £295 million from public debt funds in a major asset allocation exercise. However, there is significant business in the pipeline as new products offering innovative investment solutions are brought to market, including a fund designed to help pension funds meet the challenge of managing long-term inflation-linked liabilities.

Performance in the Institutional Business remains extremely strong: 100 per cent of actively managed external institutional fixed income mandates met or outperformed their benchmarks over the three years to 31 March 2012.

M&G's total funds under management of £202.9 billion are up 2 per cent on the first quarter of 2011 (£199.6 billion). In the first quarter of 2012, M&G reduced its stake in its South African subsidiary.14  On a like for like basis therefore, total funds under management have increased by 4 per cent since end March 2011. External funds represent 46 per cent of M&G's total funds under management. Reflecting the reduced shareholding in the South African entity, total external funds under management have increased by 7 per cent from £87.3 billion as at the end of March 2011 to £93.3 billion by 31 March 2012. This reflects the improved market conditions and the healthy net new business levels in the first quarter.

14
             From 1 January 2012, Prudential Portfolio Managers South Africa (Pty) Limited is no longer a subsidiary of M&G following the restructuring transaction whereby M&G's ownership has been diluted following the equitisation of the staff incentive scheme and reduced further by the sale of an additional 10 per cent equity stake to an empowerment company as encouraged under Broad Based Black Economic Empowerment legislation. Only 47.2 per cent of funds under management and flows from the South African associate company will be included in M&G's results from 2012 onwards whereas 100 per cent has been included up to the end of 2011.

1.5 Eastspring Investments

Investment Flows
	Q1 2012	Q1 2011	% change on Q1 2011
Net inflows retail and institutional business15	£349m	£214m	63%

Gross inflows retail and institutional business15	£2,174m	£2,267m	(4)%

Funds under management total	£53.4bn	£51.7bn	3%
External funds under management15	£16.2bn	£16.9bn	(4)%

Total funds under management at 31 March 2012 amounted to £53.4 billion up from £50.3 billion at 31 December 2011 and 3 per cent higher than the first quarter of 2011. External funds under management at 31 March 2012 were £16.2 billion, down from £16.9 billion at 31 March 2011, but improved from £15.0 billion at 31 December 2011 as our funds recovered from the negative market movements experienced in the second half of 2011.

First quarter 2012 net inflows for the third party and institutional business of £349 million were 63 per cent higher than the first quarter of 2011. This increase in net flows was driven by strong equity net inflows in Japan which saw its largest first quarter net flows since 2007 and an 82 per cent increase in bond fund net inflows principally due to new fund launches in India and Taiwan, offset by the partial withdrawal of an institutional mandate in Korea.

Investment performance across the institutional and retail portfolios remains excellent with the majority of funds outperforming their benchmarks and/or peers.

The Indonesian regulators have recently granted Eastspring Investments a licence to open an operation in the country where we will be targeting retail investors.

15
Investment flows exclude Eastspring Money Market Funds gross inflows of £2,120 million (first quarter 2011 £2,031 million) and net outflows of £527 million (first quarter 2011: £258 million). External funds under management exclude Money Market Funds of £3.8 billion (first quarter 2011 £4.6 billion).

2. Financial Management

The Group remains focused on managing proactively its balance sheet and risk profile.  We continue to impose stringent stress testing on our key capital measures, ensuring we could withstand significant market shocks both in the short and medium term.

2.1 Capital Management

A strong balance sheet is at the heart of our strategy and is a key consideration for our customers when they choose our products. That strength gives confidence to our customers that we will be there to serve them in the long term, and allows us to grow strongly and write large amounts of new business without putting our customers at risk. Strict and proactive management and allocation of capital remain a core focus for our Group.

Our capital position remains resilient. We have continued to focus on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our Insurance Groups Directive (IGD) capital surplus was £3.8 billion at 31 March 2012 (after taking into account the 2011 final dividend of £0.4 billion). This compares to £4.0 billion at 31 December 2011 (before taking into account the 2011 final dividend) and £4.2 billion at 31 March 2011 (after taking into account the 2010 final dividend of £0.4 billion).

As at 31 March 2012 stress testing of our IGD capital position to various events has the following results:

* An instantaneous 20 per cent fall in equity markets from 31 March 2012 levels would reduce the IGD surplus by £300 million;

* A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £750 million;

* A 100 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £450 million;

* Credit defaults of ten times the expected level would reduce IGD surplus by £600 million.

In addition to our strong capital position, on a statutory basis the total credit reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. This credit reserve as at 31 March 2012 was £2.0 billion, equivalent to 8.2 per cent of the fixed income assets backing annuity liabilities.
This represents 35 per cent of the portfolio spread over swaps, compared to 33 per cent at 31 December 2011and 46 per cent at 31 March 2011.

The surplus of the UK with-profits fund, which represents a substantial source of capital from both a solvency and economic perspective, is excluded from the IGD calculation. At 31 March 2012, the UK with-profits fund inherited estate was estimated at £6.5 billion.

The value of shareholders' interest in future transfers from the UK with-profits fund is valued at £2.2 billion.

2.2 Credit

The Group's estimated total debt securities portfolio on an IFRS basis (excluding holdings attributable to external unit holders of consolidated unit trusts) comprised the following as at 31 March 2012:

	With-profit	Unit-linked and variable annuity *	Other shareholder backed business	Total
	£bn	£bn	£bn	£bn
UK insurance operations	46.7	6.1	24.5	77.3
Jackson National Life	-	-	26.3	26.3
Asia long-term business	3.2	1.8	4.5	9.5
Other operations	-	-	2.0	2.0
Total	49.9	7.9	57.3	115.1

* Jackson's variable annuity separate account assets comprise equity securities and portfolio holdings in unit trusts (including mutual funds), the majority of which are equity based.

Shareholders are not directly exposed to value movements on assets backing with-profits or unit-linked operations, with sensitivity mainly related to shareholder-backed business. In the UK, of the £24.5 billion of debt securities backing shareholder business and other non-linked business, 75 per cent is rated AAA to A, 22 per cent BBB and 3 per cent non-investment grade. No defaults were reported in the first quarter of 2012 for UK and Asia shareholder-backed businesses.

The most significant area of exposure to credit risk for the shareholder is in the US.
Jackson's fixed income portfolio at 31 March is
£26.3
billion.
Jackson's net unrealised gains on available-for-sale securities were £2.1 billion at 31 March 2012 (31 December 2011: £2.1 billion).

Gross unrealised losses on securities priced below 80 per cent of book value were £0.1 billion at 31 March 2012 (31 December 2011: £0.2 billion).

In Jackson, total amounts charged to profits relating to debt securities as a result of impairments and sales of impaired and deteriorating bonds in the first quarter were £29 million (first quarter 2011: £4 million). In the first quarter of 2012, Jackson's total defaults were £nil (first quarter 2011: £nil).  Impairments on the commercial mortgage book in the first quarter of 2012 were £nil (first quarter 2011: £9 million).

Group shareholder sovereign debt exposure

Sovereign debt represented 15 per cent or £8.8 billion of the debt portfolio backing shareholder business at 31 March 2012. 43 per cent of this was rated AAA and 93 per cent investment grade.

Of the Group's holdings in Continental Europe of £561 million, 90 per cent was AAA rated.
Prudential's direct exposure to the eurozone countries continues to be small in the context of our overall balance sheet. Shareholder exposure to the eurozone sovereigns of Italy, and Spain is £47 million.
The Group does not have any sovereign debt exposure to Greece, Portugal, Ireland or France.

The exposure of the Group's shareholder funds to sovereign debt (including credit default swaps that are referenced to sovereign debt) at 31 March 2012 is as follows:

Shareholder sovereign debt
£m
Continental Europe
Italy	46
Spain	1
47
Germany	463
Other Europe (principally Isle of Man and Belgium)	51
561
United Kingdom	3,167
United States	2,225
Other, predominantly Asia	2,880
Total	8,833

 Exposure to bank debt securities

Prudential expects that any second order sovereign credit exposures would most likely be concentrated in the banking sector. The Group's bank exposure is a function of its core investment business, as well as of the hedging and other activity undertaken to manage its various financial risks. Prudential relies on public information, such as the results of European Banking Authority stress tests to identify banks with large concentrations of indirect exposure and credit research sources.

Prudential has a range of controls and processes to manage credit exposure. In addition to the control frameworks that cover shareholder and policyholder credit risk within each Business Unit, the Group Credit Risk Committee oversees shareholder credit risk across the Group. The Committee receives comprehensive management information, including details of counterparty and invested credit exposure (including structured credit and loans), secured and unsecured cash balances, top 30 credit exposures, and an analysis of shareholder exposure by industry/country and rating. The Group Risk function also continually monitors the portfolio for emerging credit risks through various tools and processes.

Prudential actively mitigates the level of Group wide credit risk (invested credit and counterparty) through a comprehensive system of hard limits, collateralisation agreements and centrally managed 'watch lists'.

In terms of shareholder exposure to the bank debts of Portugal, Ireland, Italy and Spain, we held £366 million at 31 March 2012. There was no direct exposure to Greek banks.

The exposure of the Group's shareholder funds to bank debt securities at 31 March 2012 comprises the following:

Bank debt securities - shareholder-backed business
	Total senior debt	Total subordinated debt	Total
	£m	£m	£m
Continental Europe
Portugal	29	-	29
Ireland	15	-	15
Italy	12	58	70
Spain	148	104	252
	204	162	366
France	53	123	176
Germany	30	1	31
Other Europe	21	54	75
	308	340	648
United Kingdom	601	765	1,366
United States	1,418	386	1,804
Other, predominantly Asia	324	683	1,007
Total	2,651	2,174	4,825

ENDS

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2.          Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3.          NBP assumptions for the period are detailed in the accompanying schedule 5. All references to NBP margins on pages 1 to 15 of this statement refer to margins on an APE basis, calculated as the ratio of new business profit to APE sales.

4.          There will be a conference call today for the media at 09.45 (UK) / 16.45 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: (UK) +44 (0)203 140 0668 (Hong Kong) +852 3060 9173 Pin: 353265#.

5.          There will be a conference call today for analysts and investors at 10.45 (UK) / 17.45 (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)203 140 0668 / 0800 368 1950 (Freephone UK) Pin: 356764#. Playback (PIN: 384531#) +44(0) 203 140 0698 / 0800 368 1890 (Freephone UK) (available from 12.30 (UK Time) on 9 May 2012 until 23.59 (UK Time) on 22 May 2012).

6. High resolution photographs are available to the media free of charge at
www.prudential.co.uk/prudential-plc/media/media_library
or by calling the media office on +44 (0) 207 548 2466.

7.          Sales for overseas operations have been reported using average exchange rates for the period as shown in the attached schedules. Reference to prior year figures in the commentary is on an actual exchange rate basis unless stated. An alternative method of presentation is on a constant exchange rate basis shown in supplementary schedule 1B.

8.          Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute a large global financial services group. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £351 billion in assets under management (as at 31 December 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

9. Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in this document and the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at
www.prudential.co.uk
.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

10. The financial information presented in this Interim Management Statement and accompanying schedules is unaudited.

Supplementary schedules

Schedule 1A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2012
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q1 2012	Q1 2011		Q1 2012	Q1 2011		Q1 2012	Q1 2011		Q1 2012	Q1 2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (7)	336	405	(17%)	410	326	26%	443	367	21%	2,303	1,935	19%
US(1a) (7)	3,279	3,172	3%	4	5	(20%)	332	322	3%	3,307	3,206	3%
UK	1,360	1,182	15%	53	81	(35%)	189	199	(5%)	1,580	1,551	2%
Group Total	4,975	4,759	5%	467	412	13%	964	888	9%	7,190	6,692	7%

Asian Insurance Operations(1a) (7)
Hong Kong	19	33	(42%)	83	74	12%	85	77	10%	464	433	7%
Indonesia	77	40	93%	89	70	27%	97	74	31%	395	264	50%
Malaysia	25	26	(4%)	42	41	2%	45	44	2%	283	257	10%
Philippines	45	23	96%	6	4	50%	10	6	67%	61	35	74%
Singapore	73	88	(17%)	65	38	71%	72	47	53%	514	358	44%
Thailand	3	2	50%	11	5	120%	11	5	120%	39	21	86%
Vietnam	-	-	N/A	7	8	(13%)	7	8	(13%)	24	28	(14%)
SE Asian Operations inc. Hong Kong	242	212	14%	303	240	26%	327	261	25%	1,780	1,396	28%
China(8)	11	21	(48%)	16	16	0%	17	18	(6%)	81	89	(9%)
Korea	8	25	(68%)	20	25	(20%)	21	28	(25%)	107	145	(26%)
Taiwan	43	58	(26%)	39	23	70%	43	29	48%	183	131	40%
India(5)	32	89	(64%)	32	22	45%	35	31	13%	152	174	(13%)
Total Asian Operations(1a) (7)	336	405	(17%)	410	326	26%	443	367	21%	2,303	1,935	19%

US Insurance Operations(1a) (7)
Fixed Annuities	162	125	30%	-	-	N/A	16	13	23%	162	125	30%
Fixed Index Annuities	249	203	23%	-	-	N/A	25	20	25%	249	203	23%
Life	2	3	(33%)	4	5	(20%)	4	5	(20%)	30	37	(19%)
Variable Annuities	2,790	2,841	(2%)	-	-	N/A	279	284	(2%)	2,790	2,841	(2%)
Wholesale	76	-	N/A	-	-	N/A	8	-	N/A	76	-	N/A
Total US Insurance Operations	3,279	3,172	3%	4	5	(20%)	332	322	3%	3,307	3,206	3%

UK & Europe Insurance Operations
Direct and Partnership Annuities	66	97	(32%)	-	-	N/A	7	10	(30%)	66	97	(32%)
Intermediated Annuities	103	53	94%	-	-	N/A	10	5	100%	103	53	94%
Internal Vesting Annuities	310	273	14%	-	-	N/A	31	27	15%	310	273	14%
Total Individual Annuities	479	423	13%	-	-	N/A	48	42	14%	479	423	13%
Corporate Pensions	91	77	18%	40	70	(43%)	49	78	(37%)	250	395	(37%)
On-shore Bonds	548	428	28%	-	-	N/A	55	43	28%	548	428	28%
Other Products	242	252	(4%)	13	11	18%	37	36	3%	303	303	0%
Wholesale	-	2	(100%)	-	-	N/A	-	-	N/A	-	2	(100%)
Total UK & Europe Insurance Operations	1,360	1,182	15%	53	81	(35%)	189	199	(5%)	1,580	1,551	2%
Group Total	4,975	4,759	5%	467	412	13%	964	888	9%	7,190	6,692	7%

Schedule 1B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2012
INSURANCE OPERATIONS

	Single			Regular			Annual Equivalents(3)			PVNBP
	Q1 2012	Q1 2011		Q1 2012	Q1 2011		Q1 2012	Q1 2011		Q1 2012	Q1 2011
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1b) (7)	336	405	(17%)	410	331	24%	443	371	19%	2,303	1,954	18%
US(1b) (7)	3,279	3,236	1%	4	5	(20%)	332	328	1%	3,307	3,271	1%
UK	1,360	1,182	15%	53	81	(35%)	189	199	(5%)	1,580	1,551	2%
Group Total	4,975	4,823	3%	467	417	12%	964	898	7%	7,190	6,777	6%

Asian Insurance Operations(1b) (7)
Hong Kong	19	34	(44%)	83	76	9%	85	79	8%	464	443	5%
Indonesia	77	40	93%	89	70	27%	97	74	31%	395	265	49%
Malaysia	25	26	(4%)	42	42	0%	45	45	0%	283	260	9%
Philippines	45	24	88%	6	4	50%	10	7	43%	61	36	69%
Singapore	73	91	(20%)	65	39	67%	72	48	50%	514	369	39%
Thailand	3	2	50%	11	5	120%	11	5	120%	39	21	86%
Vietnam	-	-	N/A	7	8	(13%)	7	8	(13%)	24	28	(14%)
SE Asian Operations inc. Hong Kong	242	217	12%	303	244	24%	327	266	23%	1,780	1,422	25%
China(8)	11	22	(50%)	16	17	(6%)	17	19	(11%)	81	95	(15%)
Korea	8	25	(68%)	20	26	(23%)	21	28	(25%)	107	145	(26%)
Taiwan	43	59	(27%)	39	23	70%	43	29	48%	183	132	39%
India(5)	32	82	(61%)	32	21	57%	35	29	23%	152	160	(5%)
Total Asian operations(1b)(7)	336	405	(17%)	410	331	24%	443	371	19%	2,303	1,954	18%

US Insurance Operations(1b) (7)
Fixed Annuities	162	128	27%	-	-	N/A	16	13	23%	162	128	27%
Fixed Index Annuities	249	207	20%	-	-	N/A	25	21	19%	249	207	20%
Life	2	3	(33%)	4	5	(20%)	4	4	0%	30	38	(21%)
Variable Annuities	2,790	2,898	(4%)	-	-	N/A	279	290	(4%)	2,790	2,898	(4%)
Wholesale	76	-	N/A	-	-	N/A	8	-	N/A	76	-	N/A
Total US Insurance Operations	3,279	3,236	1%	4	5	(20%)	332	328	1%	3,307	3,271	1%

UK & Europe Insurance Operations
Direct and Partnership Annuities	66	97	(32%)	-	-	N/A	7	10	(30%)	66	97	(32%)
Intermediated Annuities	103	53	94%	-	-	N/A	10	5	100%	103	53	94%
Internal Vesting Annuities	310	273	14%	-	-	N/A	31	27	15%	310	273	14%
Total Individual Annuities	479	423	13%	-	-	N/A	48	42	14%	479	423	13%
Corporate Pensions	91	77	18%	40	70	(43%)	49	78	(37%)	250	395	(37%)
On-shore Bonds	548	428	28%	-	-	N/A	55	43	28%	548	428	28%
Other Products	242	252	(4%)	13	11	18%	37	36	3%	303	303	0%
Wholesale	-	2	(100%)	-	-	N/A	-	-	N/A	-	2	(100%)
Total UK & Europe Insurance Ops	1,360	1,182	15%	53	81	(35%)	189	199	(5%)	1,580	1,551	2%
Group Total	4,975	4,823	3%	467	417	12%	964	898	7%	7,190	6,777	6%

Schedule 2A - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)(7)	367	376	404	513	443
US(1a)(7)	322	350	316	287	332
UK	199	210	160	177	189
Group Total	888	936	880	977	964

Asian Insurance Operations(1a)(7)
Hong Kong	77	74	78	102	85
Indonesia	74	84	81	124	97
Malaysia	44	47	59	73	45
Philippines	6	8	8	8	10
Singapore	47	56	60	72	72
Thailand	5	6	9	7	11
Vietnam	8	11	10	13	7
SE Asian Operations inc. Hong Kong	261	286	305	399	327
China(8)	18	17	11	13	17
Korea	28	27	26	20	21
Taiwan	29	30	36	53	43
India(5)	31	16	26	28	35
Total Asian Insurance Operations(1a)(7)	367	376	404	513	443

US Insurance Operations(1a)(7)
Fixed Annuities	13	10	10	14	16
Fixed Index Annuities	20	22	26	25	25
Life	5	6	5	4	4
Variable Annuities	284	305	262	240	279
Wholesale	-	7	13	4	8
Total US Insurance Operations	322	350	316	287	332

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7
Intermediated Annuities	5	7	6	6	10
Internal Vesting annuities	27	29	32	34	31
Total Individual Annuities	42	44	47	46	48
Corporate Pensions	78	69	43	43	49
On-shore Bonds	43	41	43	51	55
Other Products	36	28	27	31	37
Wholesale	-	28	-	6	-
Total UK & Europe Insurance Operations	199	210	160	177	189
Group Total	888	936	880	977	964

Schedule 2B - Current Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2012
TOTAL INSURANCE NEW BUSINESS APE - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)(7)	371	379	403	517	443
US(1b)(7)	328	362	325	287	332
UK	199	210	160	177	189
Group Total	898	951	888	981	964

Asian Insurance Operations (1b)(7)
Hong Kong	79	77	80	103	85
Indonesia	74	83	78	123	97
Malaysia	45	48	60	75	45
Philippines	7	8	8	8	10
Singapore	48	58	59	73	72
Thailand	5	6	9	6	11
Vietnam	8	11	11	13	7
SE Asian Operations inc. Hong Kong	266	291	305	401	327
China(8)	19	18	12	13	17
Korea	28	27	26	20	21
Taiwan	29	29	36	55	43
India(5)	29	14	24	28	35
Total Asian Insurance Operations (1b)(7)	371	379	403	517	443

US Insurance Operations (1b)(7)
Fixed Annuities	13	11	10	14	16
Fixed Index Annuities	21	22	27	25	25
Life	4	5	6	6	4
Variable Annuities	290	317	268	239	279
Wholesale	-	7	14	3	8
Total US Insurance Operations	328	362	325	287	332

UK & Europe Insurance Operations
Direct and Partnership Annuities	10	8	8	6	7
Intermediated Annuities	5	7	6	6	10
Internal Vesting annuities	27	29	32	34	31
Total Individual Annuities	42	44	47	46	48
Corporate Pensions	78	69	43	43	49
On-shore Bonds	43	41	43	51	55
Other Products	36	28	27	31	37
Wholesale	-	28	-	6	-
Total UK & Europe Insurance Operations	199	210	160	177	189
Group Total	898	951	888	981	964

Schedule 3 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2012
INVESTMENT OPERATIONS - BY QUARTER

	2011				2012
	Q1	Q2	Q3	Q4	Q1
	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	107,491	108,234	109,901	102,535	106,984
Net Flows(10)	1,891	1,019	487	1,621	2,116
- Gross Inflows	9,186	8,482	8,599	7,538	9,183
- Redemptions	(7,295)	(7,463)	(8,112)	(5,917)	(7,067)
Other Movements	(1,148)	648	(7,853)	2,828	407
Total Group Investment Operations	108,234	109,901	102,535	106,984	109,507

M&G

Retail
Opening FUM	42,506	44,018	45,603	41,427	44,228
Net Flows	1,310	1,486	(172)	1,271	2,398
- Gross Inflows	5,474	4,900	4,322	4,353	6,055
- Redemptions	(4,164)	(3,414)	(4,494)	(3,082)	(3,657)
Other Movements	202	99	(4,004)	1,530	1,346
Closing FUM	44,018	45,603	41,427	44,228	47,972

Institutional(4)
Opening FUM	46,820	47,364	47,747	45,921	47,720
Net Flows	367	(241)	(116)	480	(631)
- Gross Inflows	1,445	1,571	2,105	1,811	954
- Redemptions	(1,078)	(1,812)	(2,221)	(1,331)	(1,585)
Other Movements	177	624	(1,710)	1,319	(1,718)
Closing FUM	47,364	47,747	45,921	47,720	45,371
Total M&G Investment Operations	91,382	93,350	87,348	91,948	93,343

Eastspring(10)

Equity/Bond/Other(9)
Opening FUM	16,358	14,943	14,565	13,404	13,007
Net Flows	64	(272)	713	(252)	333
- Gross Inflows	2,031	1,911	2,088	1,147	2,120
- Redemptions	(1,967)	(2,183)	(1,375)	(1,399)	(1,787)
Other Movements	(1,479)	(106)	(1,874)	(145)	630
Closing FUM(6)	14,943	14,565	13,404	13,007	13,970

Third Party Institutional Mandates
Opening FUM	1,807	1,909	1,986	1,783	2,029
Net Flows	150	46	62	122	16
- Gross Inflows	236	100	84	227	54
- Redemptions	(86)	(54)	(22)	(105)	(38)
Other Movements	(48)	31	(265)	124	149
Closing FUM(6)	1,909	1,986	1,783	2,029	2,194

Total Eastspring Investment Operations (10)	16,852	16,551	15,187	15,036	16,164

US
Curian Capital - FUM(6)	3,873	4,268	4,291	4,705	5,118

Schedule 4 - Reported Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - Q1 2012
TOTAL INSURANCE NEW BUSINESS PROFIT AND MARGIN (% APE AND % PVNBP)

	2011				2012
	Q1	Q2	Q3	Q4	Q1
	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m
Annual Equivalent(3)
Total Asian Insurance Operations	367	743	1,147	1,660	443
Total US Insurance Operations	322	672	988	1,275	332
Total UK & Europe Insurance Operations	199	409	569	746	189
Group Total	888	1,824	2,704	3,681	964

New business profit(2)
Total Asian Insurance Operations	213	465	719	1,076	260
Total US Insurance Operations	220	458	622	815	214
Total UK & Europe Insurance Operations	65	146	194	260	62
Group Total	498	1,069	1,535	2,151	536
New business margin (% of APE)
Total Asian Insurance Operations	58%	63%	63%	65%	59%*
Total US Insurance Operations	68%	68%	63%	64%	64%
Total UK & Europe Insurance Operations	33%	36%	34%	35%	33%
Group Total	56%	59%	57%	58%	56%

PVNBP(3)
Total Asian Insurance Operations	1,935	3,939	6,221	8,910	2,303
Total US Insurance Operations	3,206	6,689	9,858	12,720	3,307
Total UK & Europe Insurance Operations	1,551	3,264	4,603	6,111	1,580
Group Total	6,692	13,892	20,682	27,741	7,190

New business profit(2)
Total Asian Insurance Operations	213	465	719	1,076	260
Total US Insurance Operations	220	458	622	815	214
Total UK & Europe Insurance Operations	65	146	194	260	62
Group Total	498	1,069	1,535	2,151	536

New business margin (% of PVNBP)
Total Asian Insurance Operations	11.0%	11.8%	11.6%	12.1%	11.3%
Total US Insurance Operations	6.9%	6.8%	6.3%	6.4%	6.5%
Total UK & Europe Insurance Operations	4.2%	4.5%	4.2%	4.3%	3.9%
Group Total	7.4%	7.7%	7.4%	7.8%	7.5%

* The first quarter 2012 Asia ex-India margin was 62 per cent (first quarter 2011: 62 per cent)

Schedule 5

EEV New Business Methodology and Assumptions

Valuation of new business
The valuation of new business for the first quarter of 2012 represents profits determined using non-economic assumptions which are consistent with those at 31 December 2011.
In determining the new business contribution for UK immediate annuity business, which is interest rate sensitive, it is appropriate to use economic assumptions reflecting point of sale market conditions, consistent with how the business is priced. For other business within the Group, end of period economic assumptions are used.

Principal economic assumptions
Expected returns on equity and property asset classes in respect of each territory are derived by adding a risk premium, based on the long-term view of Prudential's economists, to the risk-free rate. In Asia (excluding Japan), equity risk premiums range from 3.5 per cent to 8.7 per cent for all periods shown below.  In the US and the UK, the equity risk premium is 4.0 per cent for all periods shown below.
Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

The tables below summarise the principal financial assumptions:

Asian operationsnote (ii)

31 March 2012
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.05	4.2	13.7	11.0	7.2	6.4	12.4	4.0	5.0	10.6	18.5
Government bond yield	3.55	2.2	8.7	6.0	4.0	3.7	5.7	1.7	1.3	3.85	11.8

31 December 2011
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.0	3.85	13.75	11.15	7.1	6.4	12.2	3.9	5.0	10.1	19.6
Government bond yield	3.5	1.9	8.75	6.1	3.8	3.7	5.4	1.6	1.3	3.3	12.9

31 March 2011
	China	Hong Kong	India	Indonesia	Korea	Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam
		notes (ii), (iv)				notes (iii), (iv)		note (iv)
	%	%	%	%	%	%	%	%	%	%	%
New business risk discount rate	10.45	5.5	13.1	13.5	8.1	7.0	14.2	5.0	4.9	10.5	19.1
Government bond yield	3.95	3.5	8.1	8.2	4.5	4.1	7.4	2.5	1.4	3.7	12.4

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

	Asia Total
	31 Mar 2012	31 Dec 2011	31 Mar 2011
	%	%	%
New business weighted risk discount rate note (i)	7.5	7.4	8.5

Notes
(i) The weighted risk discount rates for Asian operations shown above have been determined by weighting each country's risk discount rates by reference to the EEV basis new business result.
(ii)     For Hong Kong the assumptions shown are for US dollar denominated business which comprises the largest proportion of the in-force business. For other territories, the assumptions are for local currency denominated business which reflects the largest proportion of the in-force business.

(iii)    The risk discount rate for Malaysia reflects both the Malaysia life and Takaful operations.
(iv)   The mean equity return assumptions for the most significant equity holdings in the Asian operations were:

	31 Mar 2012	31 Dec 2011	31 Mar 2011
	%	%	%
Hong Kong	6.2	5.9	7.5
Malaysia	9.7	9.7	10.1
Singapore	7.7	7.7	8.5

To obtain the mean, an average over all simulations of the accumulated return at the end of the projection period is calculated. The annual average return is then calculated by taking the root of the average accumulated return minus 1.

US operations
	31 Mar 2012	31 Dec 2011	31 Mar 2011
	%	%	%
Assumed new business spread margins:note
Fixed Annuity business*	1.5 to 1.75 **	1.75 to 2.0**	1.9
Fixed Index Annuity business	2.0 to 2.25 **	2.25	2.5
Institutional business	1.25	1.0	n/a
New business risk discount rate
Variable annuity	7.0	6.7	8.0
Non-variable annuity	5.0	4.6	5.8
Weighted average total	6.8	6.5	7.9
US 10-year treasury bond rate at end of period	2.2	1.9	3.5
Pre-tax expected long-term nominal rate of return for US equities	6.2	5.9	7.5

*	Including the proportion of variable annuity business invested in the general account
**	Grading to the long-term assumption over five years

Note

Credit risk treatment
The projected cash flows incorporate the expected long-term spread between the earned rate and the rate credited to policyholders. The projected earned rates reflect book value yields which are adjusted over time to reflect projected reinvestment rates. Positive net cash flows are assumed to be reinvested in a mix of corporate bonds, commercial mortgages and limited partnerships. The yield on those assets is assumed to grade from the current level to a yield that allows for a long-term assumed credit spread on the reinvested assets of 1.25 per cent over 10 years.
The yield also reflects an allowance for a Risk Margin Reserve (RMR) allowance of 25 basis points for longer-term defaults for all periods shown above.

In the event that longer-term default levels are higher then, unlike for UK annuity business where policyholder benefits are not changeable, Jackson has some discretion to adjust crediting rates, subject to contract guarantee levels and general market competition considerations.

Schedule 5

EEV New Business Methodology and Assumptions (cont.)

The results for Jackson reflect the application of the discount rates shown above, which include an additional allowance for a combination of credit risk premium and short-term downgrade and default allowance for general account business of 200 basis points (31 December 2011: 200 basis points; 31 March 2011: 150 basis points) and for variable annuity business of 40 basis points (31 December 2011: 40 basis points; 31 March 2011: 30 basis points) to reflect the fact that a proportion of the variable annuity business is allocated to the general account.

UK operations
	31 Mar 2012	31 Dec 2011	31 Mar 2011
	%	%	%
Shareholder-backed annuity business:note (i)
New business risk discount rate	7.5	7.7	6.7

Pre-tax expected long-term nominal rate of return:
Fixed annuities	4.45	4.95	5.1
Inflation-linked annuities	4.6	4.4	5.6

Other business:
New business risk discount rate note (ii)	5.7	5.3	7.2

Pre-tax expected long-term nominal rates of investment return:
UK equities	6.7	6.5	8.2
Gilts	2.7	2.5	4.2
Corporate bonds	4.3	4.0	5.75
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	5.4	5.1	6.8
Life business	4.7	4.4	5.9

Notes
(i)      For Prudential's UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

         In the annuity MCEV calculations, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential's assessment of the expected return on the assets backing the annuity liabilities after allowing for expected long-term defaults, a credit risk premium, an allowance for a 1 notch downgrade of the portfolio subject to credit risk and an allowance for short-term defaults.

The credit assumptions used in the MCEV calculations and the residual liquidity premium element of the bond spread over swap rates for shareholder-backed annuity new business are as follows:

	31 Mar 2012	31 Dec 2011	31 Mar 2011
	(bps)	(bps)	(bps)
Bond spread over swap rates	164	139	113
Total credit risk allowance	30	35	16
Liquidity premium	134	104	97

For the purposes of presentation in the EEV results, the results on this basis are reconfigured.  Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, the 1 notch downgrade of the portfolio subject to credit risk and the remaining element of the short-term defaults are incorporated into the risk margin included in the discount rate.

(ii)
The risk discount rates for new business for UK insurance operations other than shareholder-backed annuities reflect weighted rates based on the type of business.

Schedule 6

Group Debt Securities at 31 March 2012

1    IFRS balance sheet fair value

The Group's investments in debt securities at 31 March 2012 excluding holdings attributable to external unit holders are as follows:

	With-profit note 1(a)	Unit-linked and variable annuity note 1(a)	Other shareholder backed business	Total
	£bn	£bn	£bn	£bn
UK insurance operations notes 1(b) and 1(c)	46.7	6.1	24.5	77.3
Jackson National Life notes 1(d) and (3)	-	-	26.3	26.3
Asia long-term business	3.2	1.8	4.5	9.5
Other operations	-	-	2.0	2.0
Total	49.9	7.9	57.3	115.1

Notes
1(a) Shareholders are not directly exposed to value movements on assets backing with-profit, unit-linked, and variable annuity business.

1(b) Of the £24.5bn of debt securities for UK annuity and other non-linked shareholder backed business 25% was rated AAA, 16% AA, 34% A, 22% BBB and 3% other.

1(c) For UK annuity business provision is made for possible future credit related losses. At 31 March 2012, on a statutory basis, a provision of £2.0bn was held.

1(d) Jackson's investment in debt securities comprises:

	31 Mar 2012	31 Dec 2011
	£m	£m
Government securities	1,950	2,163
Corporate securities (95% investment grade)	19,266	19,479
Residential mortgage backed securities (60% government agency; 24% for pre 2006/2007 vintages; £361m for 2006/2007 vintages of which £356m is for the senior part of the capital structure)	2,341	2,591
Commercial mortgage backed securities	2,104	2,169
Other debt securities	588	620
Total	26,249	27,022

Schedule 6
Group Debt Securities at 31 March 2012 (cont.)

2 Defaults, losses from sales of impaired and deteriorating bonds and write-downs for non-linked shareholder backed business

2.1  Jackson National Life
In general, the debt securities of Jackson are purchased with the intention and the ability to hold them for the longer term.

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised losses from defaults, sales of impaired and deteriorating bonds and write-downs are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in other comprehensive income.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an impairment and therefore requiring an accounting write-down in the income statement. IFRS requires available-for-sale debt securities which are impaired to be written down to fair value through the income statement.

The defaults, write-downs and losses on sales of impaired and deteriorating bonds (net of recoveries) for the three months to 31 March 2012 were as follows:

	Defaults	Bond write downs	Recoveries on impaired and deteriorating bonds (net of losses on sales)
	£m	£m	£m
Corporate debt securities	-	-	(13)
Residential mortgage backed securities
Prime	-	-	2
Alt-A	-	-	1
Sub-prime	-	(2)	-
Other	-	(18)	1
Total	-	(20)	(9)

Impairments on Jackson's commercial mortgage book were £nil (first quarter 2011: £9 million).

2.2 Other operations

For the Group's operations, other than Jackson National Life, debt securities are accounted for on a fair value through the income statement basis with all value movements recorded in the income statement.  There were no defaults in the first quarter of 2012 for other shareholder-backed business.

Schedule 6

Group Debt Securities at 31 March 2012 (cont.)

3    Jackson National Life - securities in an unrealised loss position

For Jackson's securities classified as available-for-sale under IAS 39, at 31 March 2012 there was a net unrealised gain position of £2,139 million. This amount comprised £2,294 million of gross unrealised gains and £(155) million of gross unrealised losses on individual securities.  Under IFRS unrealised losses are only applicable for securities which have not been impaired during the period. Securities impaired during the period are written down to fair value through the income statement in full. Note 2.1 shows the element of write downs in the first quarter of 2012.

IFRS requires securities to be carried at fair value, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm's length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

a) Movements in the values for the 3 months to 31 March 2012:

Movements in the values of available-for-sale securities for the three months to 31 March 2012 are included in the table shown below:

	Change reflected directly in shareholders' equity
	31 March 2012	Movement in Quarter 1	Foreign exchange translation	Quarter 1 including Foreign exchange	31 December 2011
Assets fair valued at below book value
Book value	1,935	(54)	(466)	(520)	2,455
Unrealised loss	(155)	4	87	91	(246)
Fair value (as included in the statement of financial position)	1,780	(50)	(379)	(429)	2,209
Assets fair valued at or above book value
Book value	22,168	(624)	288	(336)	22,504
Unrealised gain	2,294	(64)	55	(9)	2,303
Fair value (as included in the statement of financial position)	24,462	(688)	343	(345)	24,807
Total
Book value	24,103	(678)	(178)	(856)	24,959
Net unrealised gain	2,139	(60)	142	82	2,057
Fair value (as included in the statement of financial position)	26,242	(738)	(36)	(774)	27,016

b) Fair value of securities in an unrealised loss position as a percentage of book value
(i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £155 million (31 December 2011: £246 million) relating to assets with fair market value and book value of £1,780 million (31 December 2011: £2,209 million) and £1,935 million (31 December 2011: £2,455 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 March 2012	31 March 2012	31 December 2011	31 December 2011
	£m	£m	£m	£m
Between 90% and 100%	1,482	(32)	1,829	(60)
Between 80% and 90%	156	(27)	172	(28)
Below 80%	142	(96)	208	(158)
	1,780	(155)	2,209	(246)

Schedule 6
Group Debt Securities at 31 March 2012 (cont.)

(ii) Fair value of sub-prime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 March 2012	31 March 2012	31 December 2011	31 December 2011
	£m	£m	£m	£m
Between 90% and 100%	108	(5)	142	(7)
Between 80% and 90%	72	(13)	58	(11)
Below 80%	52	(24)	69	(35)
	232	(42)	269	(53)

c) Securities whose fair value were below 80 per cent of the book value

£96 million (31 December 2011: £158 million) of the £155 million (31 December 2011: £246 million) of gross unrealised losses at 31 March 2012 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £96 million (31 December 2011: £158 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 March 2012	31 March 2012	31 December 2011	31 December 2011
	£m	£m	£m	£m
Less than 3 months	-	-	15	(5)
3 months to 6 months	5	(1)	45	(15)
More than 6 months	137	(95)	148	(138)
	142	(96)	208	(158)

For securities valued at less than 80 per cent of book value, 49 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	31 March 2012	31 March 2012	31 December 2011	31 December 2011
	£m	£m	£m	£m
RMBS
Prime	28	(11)	38	(16)
Alt-A	2	(1)	12	(3)
Sub-prime	49	(22)	58	(32)
	79	(34)	108	(51)
Commercial mortgage backed securities	7	(28)	6	(29)
Other asset backed securities	52	(33)	65	(58)

Total structured securities	138	(95)	179	(138)
Corporates	4	(1)	29	(20)
	142	(96)	208	(158)

Balance sheet items for Jackson National Life have been translated at the closing rate for the period, being $1.5978 at 31 March 2012 (31 December 2011: $1.5541). Jackson National Life income statement movements have been translated at the average exchange rate for the period, being $1.5711 for 3 months to 31 March 2012
(3 months to 31 March 2011: $1.603;
31 December 2011: $1.604).

Schedule 6
Group Debt Securities at 31 March 2012 (cont.)

4       Shareholder sovereign exposures

The exposure of the Group's shareholders funds to sovereign exposures as at 31 March 2012 (including credit default swaps that are referenced to sovereign debt):

Shareholder sovereign debt
£m
Continental Europe
Italy	46
Spain	1
47
Germany	463
Other Europe (principally Isle of Man and Belgium)	51
561
United Kingdom	3,167
United States	2,225
Other, predominantly Asia	2,880
Total	8,833

5 Shareholder exposure to bank debt securities

The exposure of the Group's shareholders funds to bank debt securities as at 31 March 2012:

	Debt securities
	Senior debt			Subordinated debt
	Covered	Senior	Total senior debt	Tier 2	Tier 1	Total subordinated debt	Total
	£m	£m	£m	£m	£m	£m	£m

Portugal	-	29	29	-	-	-	29
Ireland	-	15	15	-	-	-	15
Italy	-	12	12	58	-	58	70
Spain	137	11	148	101	3	104	252
	137	67	204	159	3	162	366

Austria	-	-	-	11	-	11	11
France	19	34	53	89	34	123	176
Germany	-	30	30	1	-	1	31
Netherlands	-	21	21	43	-	43	64
United Kingdom	434	167	601	667	98	765	1,366
Total Europe	590	319	909	970	135	1,105	2,014
United States	-	1,418	1,418	385	1	386	1,804
Other predominantly Asia	5	319	324	585	98	683	1,007
Total	595	2,056	2,651	1,940	234	2,174	4,825

Schedule 7

BASIS OF PREPARATION
The new business schedules are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. Annual premium equivalent (APE) sales are subject to rounding.

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, i.e. falling within one of the classes of insurance specified in Part II of Schedule 1 to the Regulated Activities Order under FSA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our 2011 Full Year Annual Report. In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

All data included in this Interim Management Statement (and supplementary statements) is unaudited.

Notes to Schedules 1 - 6
(1a) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson for the period to 31 March 2012 is $1.57.
(1b) Insurance and investment new business for overseas operations for 2011 have been calculated using constant exchange rates. The applicable rate for Jackson is $1.57.
(2) New business values are all presented pre-tax.
(3)        Annual Equivalents, calculated as regular new business contributions plus ten per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(4)        Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(5) New business in India is included at Prudential's 26 per cent interest in the India life operation.
(6) Balance Sheet figures have been calculated at the closing exchange rate.
(7)        Sales are converted using the year to date average exchange rate applicable at the time. The sterling results for individual quarters represent the difference between the year to date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(8) New business in China is included at Prudential's 50 per cent interest in the China life operation.
(9) Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(10)
Investment flows exclude Eastspring Money Market Funds (MMF) gross inflows of £2,120 million (first quarter 2011 £2,031 million) and net outflows of £527 million (first quarter 2011: £258 million).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 9 May 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat